EXHIBIT 13

SHAREHOLDER LOAN AGREEMENT

THIS AGREEMENT IS ENTERED INTO BY AND BETWEEN:

VINCI AIRPORTS, a French company in the form of a Société par Actions Simplifiée with a share capital of 2,421,296,514 euros, having its registered office at 1973 Boulevard de la Défense - 92000 Nanterre, France, registered with the Registry of Commerce of Nanterre under number 410 002 075 represented by Nicolas NOTEBAERT in his capacity as President;

Hereinafter referred to as the “Shareholder”,

ON THE ONE HAND,

AND:

CONCESSOC 31, a French company in the form of a Société par Actions Simplifiée with a share capital of 15,000 euros, having its registered office at 1973 Boulevard de la Défense - 92000 Nanterre, registered with the Registry of Commerce of Nanterre under number 918 858 226, represented by Rémi MAUMON DE LONGEVIALLE in his capacity as President;

Hereinafter referred to as the “Company”

ON THE OTHER HAND,

The Shareholder and the Company are hereinafter referred to collectively as “Parties” and individually as a “Party”.

PREAMBLE

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The Shareholder and the Company entered into a share purchase agreement on 31st July 2022 with Fintech Holding Inc, a company incorporated in Delaware (hereinafter, “Fintech”) and five limited liability companies incorporated in Luxembourg (Bagual S.à r.l., Grenadier S.à r.l., Pequod S.à r.l., Hapoon S.à r.l. and Expanse S.à r.l., together with Fintech, the “Sellers”), in order to acquire from the Sellers an indirect minority stake in Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., a company incorporated in Mexico and listed on the Mexico City Stock Exchange and the NASDAQ Stock Market LLC, which operates 13 airports in Mexico (the “Project”).

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In this context and in order to finance the Transaction, the Shareholder has agreed to provide the Company with quasi-equity contributions required for the financing of the Project, through loans in the form of a shareholder's current account (the “Agreement”).

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It is agreed that the financing of the Project will be further provided by a term loan, denominated in Mexican pesos and governed by the laws of the State of New York, granted to the Company by third party entities (the “External Financing”).

NOW, THEREFORE, THE PARTIES AGREED AS FOLLOWS:

Article 1 – Purpose – Shareholder loans

1.1.
The Shareholder hereby grants the Company a loan in the form of a shareholder's current account for a maximum amount in principal of seven hundred thirty-three million euros three hundred and twenty one thousand three hundred and one euro, four cents (€733,321,301.04)  (the “Loan”), of which seven million euros two hundred and twenty one thousand three hundred and one euro, four cents €7,221,301.04 corresponding to the € equivalent of MXN 150,250,000.00 of upfront and structuring fees due by the Company to the External Financing lenders and paid by the Shareholder on behalf of the Company on or about the date hereof (the amount of such fees, the “Payment Instruction Amount”).

1.2. The Agreement shall come into force on the date of its signature and shall end at the latest on March 31, 2033 (the “Final Maturity Date”).

Article 2 – Drawing of the Loan

2.1. The amount of the Loan shall be made available to the Company in one or several times, upon request of the Company, it being understood that (i) the first drawing will take place on the date of signature of this Agreement and (ii) the Payment Instruction Amount is to be made available by way of direction letter notified by the Company to the Shareholder.

2.2. The Company may request that the amount of the Loan (save for the Payment Instruction Amount) be made available to it in USD, in which case the Shareholder will make available that amount converted into USD at the spot rate of exchange for USD the day preceding the drawing (1 euro = 1.0538 USD being the fixing EUR USD published by the European Central Bank on December 2nd, 2022 with value on December 6th 2022).

2.3. The funds shall be made available by transfer to the bank accounts held by the Company in the books of Société Générale:
- under the IBAN number FR76 3000 3041 7000 0290 6815 648 (Euro account)
- under the IBAN number FR76 3000 3041 7000 0202 1239 986 (USD account)

Article 3 – Repayment of the Loan - Term

3.1. Subject to Article 6, the Company shall repay to the Shareholder, in cash and in euros, the entire outstanding amount of the Loan and any other amounts owed by the Company to the Shareholder under this Agreement on or before the Final Maturity Date, which shall be the last date for repayment.

3.2. The aforementioned repayment by the Company to the Shareholder will be accompanied by a repayment premium in the amount of four million two hundred and six thousand eight hundred and ninety euros (€4,206,890).

3.3. All payments owed by the Company to the Shareholder under the Agreement shall be made by bank transfer to an account opened in the Shareholder’s name, the bank details of which shall have been notified to the Company before the relevant payment date.

Article 4 – Early repayment

Subject to Article 6, the outstanding amount of the Loan and all amounts owed in interest, late interest, costs, indemnities, repayment premium and accessories shall become immediately payable, without prior notice, on the date of occurrence of any of the following events:

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The Company's failure to comply with any obligation under this Agreement, and which has not been remedied at the end of a period of fifteen (15) days following the date of receipt by the Company of a formal notice sent by the Shareholder, by registered letter with acknowledgement of receipt.

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The opening of insolvency proceedings against the Company, this term being understood to mean, without this list being exhaustive, (i) the cessation of payments by the Company within the meaning of article L. 631-1 of the French Commercial Code or difficulties which the Company would not be able to overcome and which would lead to its cessation of payments within the meaning of article L. 620-1 of the French Commercial Code, (ii) the cessation of activities within the meaning of articles L. 631-3 and L. 640-3 of the French Commercial Code, or (iii) at the Company's initiative or at the initiative of a third party, (a) the voluntary liquidation or dissolution of the Company, (b) the opening of conciliation proceedings against the Company within the meaning of Article L. 611-4 of the French Commercial Code, (c) a request for the appointment of an ad hoc representative as referred to in Article L. 611-3 of the French Commercial Code in respect of the Company, or (d) a decision to open safeguard, accelerated financial safeguard, receivership or judicial liquidation proceedings against the Company.

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The change of control of the Company, understood as the event where the Company would no longer be controlled, within the meaning of Article L. 233-3 of the French Commercial Code, directly or indirectly, by VINCI, a French company in the form of a Société Anonyme with a share capital of 1,494,968,325 euros, having its registered office at 1973 Boulevard de la Défense, 92000 Nanterre, France, registered with the Registry of Commerce of Nanterre under number 552 037 806.

Article 5 – Interests

5.1. From January 1st, 2023 (inclusive) and during the term of the Agreement, the outstanding amount of the Loan shall bear interest from day to day at an annual interest rate of eight percent (8%) (the “Rate”).

5.2. Accrued interest will be payable in arrears on the last business day (defined as any full day, except Saturday and Sunday, on which credit institutions trade on the interbank market in Paris) of January and July of each year (the "Interest Payment Date").

5.3. Interests shall be determined on the basis of successive periods. Such periods shall begin on January 1st, 2023 (inclusive) and end on the first Interest Payment Date (exclusive), with each successive period beginning on the preceding Interest Payment Date (inclusive) and ending on the next Interest Payment Date (exclusive) (the “Interests Period”).

5.4. For this purpose, at the latest five (5) business days (this term being understood as any full day, except Saturday and Sunday, when credit institutions operate on the interbank market in Paris) before each Interest Payment Date, the Shareholder shall communicate to the Company, in writing, the amount of interests to be paid; the amount thus communicated shall be definitively binding between the Parties, except in the case of an obvious material error.

5.5. The calculation of accrued interests to be paid on each Interest Payment Date shall be made by using the Rate and the amount of the outstanding amount of the Loan from day to day. Such interest shall be determined on the basis of a 360-day year, adjusted to the exact number of days elapsed during the relevant Interests Period.

5.6. Any interest owed under this Article (except Article 5.7) and not yet paid shall be capitalized in accordance with the terms of Article 1343-2 of the French Civil Code.

5.7. In the event of non-payment of any amount owed and payable by the Company under the Loan, additional interest on late payment shall be automatically applied to the amount owed and not paid, excluding interest due under Article 5.6, calculated on the basis of an annual rate equal to 2%, and for the period during which the amounts in question remain unpaid. Such interest shall be determined on the basis of a 360-day year, adjusted to the exact number of days elapsed between the due date of the amounts in question and their repayment date.

5.8. At the request of the Company and with the prior consent of the Shareholder, the interests may be calculated over a different period than the one provided for in this Agreement, which will necessarily be the case for the broken periods.

5.9. For the purposes of articles L. 314-1 to L. 314-5 and R. 314-1 et seq. of the French Code de la consommation and article R. 313-4 et seq. of the French Code monétaire et financier, the Company and the Shareholder acknowledge that the effective global rate (taux effectif global) of the Loan is equal to 8.3 per cent. per annum and the period rate (taux de période) for a 6-month period is equal to 4.1 per cent., each calculated by the Shareholder on the date of this Agreement, based on assumptions (as detailed below). These rates will not bind the Shareholder in the future.

The assumptions taken into account for the calculation of the above indicate rates are as follows:

•	the interest rate is equal to eight percent (8%) per annum and will be maintained at its original level throughout the term of the Loan;
•	the interest period has a duration of 6 months;
•	no fees, costs and expenses (other than the repayment premium) are payable by the Company under this Agreement; and
•	the Loan will be repaid in accordance with its terms.

The Company represents that it has obtained all necessary estimates to determine the total cost of the Loan granted and that it has obtained all necessary information from the Shareholder for this purpose.

Article 6 – Subordination and Pledge Agreement

6.1. Notwithstanding any contrary provision, and on the condition that such commitment is made by the Company and/or the Shareholder under the External Financing, any amounts owed by the Company under the External Financing shall be paid in priority and anteriority to any amounts owed by the Company under the Loan.

6.2. To the extent that such commitment is made by the Company and/or the Shareholder under the External Financing, the receivables owed by the Company to the Shareholder under this Agreement shall, if applicable, be pledged or assigned (in whatever form) to the entities providing the External Financing.

Article 7 – Voluntary early repayment

7.1. Subject to Article 6, the Company shall have the right at any time, on one or more occasions and without penalty, to make early repayment of the Loan, under the condition that it has given irrevocable notice of at least five (5) business days to the Shareholder and that the Company pays to the Shareholder the interest pro rata temporis on the principal amount thus repaid.

7.2. The notification by the Company to the Shareholder of a voluntary early repayment is irrevocable and shall bind the Company to make such early repayment on the specified date, increased by the related interest.

Article 8 – Miscellaneous

8.1. All payments to be made by the Company to a Shareholder under this Agreement shall be made without taking into account any compensation, which the Company is otherwise prohibited from making, except with the written consent of the Shareholder.

8.2. All duties, taxes, present or future, of any nature whatsoever, relating to the Advance or resulting therefrom shall be assumed by the Company and, consequently, paid by the Company or reimbursed to the Shareholder in case of payment by the latter.

8.3. In the event that, after the signing of the Agreement, a change in the laws or regulations applicable to the Shareholder occurs, resulting in a tax, duty or other charge affecting the granting of the Loan and increasing the cost to the Shareholder of the Loan or reducing the Shareholder’s pretax proceeds, the Shareholder shall notify the Company as soon as possible, indicating the additional cost or reduction in remuneration that it believes should result from such circumstances. The additional cost or the reduction of remuneration thus notified shall be considered as definitively established. As soon as the Shareholder has notified the Company of the assessment of the additional cost or the reduction of remuneration under the conditions referred to above, the Company shall have, at its option, the right:

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to repay in anticipation to the Shareholder, without penalty, the whole of the Loan (including the interest accrued up to the date of effective repayment, without having to bear the additional cost or the reduction of remuneration for the Shareholder); or

•	to negotiate with the Shareholder the terms of a solution to compensate for this cost increase or reduction in remuneration.

In the event of failure to agree on such a solution within thirty (30) days following the date of the aforementioned notification, the Company shall bear entirely the additional cost or the reduction in remuneration duly justified to it by the Shareholder, with effect from the date of the notification.

8.4. If a due date or payment date under the Agreement does not fall on a business day, such due date or payment date shall automatically be extended to the next business day, unless such extension results in a change to a different calendar month, in which case the maturity or payment shall occur on the preceding business day.

8.5. A Shareholder shall not be considered to have waived any right under this Agreement by reason only that it refrains from exercising such right or exercises it late or partially. The rights and remedies set forth herein are cumulative and not exclusive of any rights or remedies provided by law.

8.6. This Agreement and the rights and obligations of the Company thereunder shall not be assignable by the Company without the written consent of the Shareholder.

8.7. For the purposes of this Agreement, the Parties hereby elect domicile at their respective addresses as indicated above.

8.8. If at any time any provision of this Agreement is or becomes invalid, the validity of the remaining provisions of this Agreement shall not be affected.

8.9. This Agreement can be signed in any number of copies or by separate signature pages.

Article 9 – Applicable law – Jurisdiction

This Agreement shall be governed by and shall be interpreted in accordance with the laws of France.

Any dispute that an amicable solution cannot resolve shall be exclusively subject to the jurisdiction of the Commercial Court of Nanterre.

Nanterre, December 6, 2022,

CONCESSOC 31
SHAREHOLDER LOAN AGREEMENT DATED DECEMBER 6 2022

VINCI Airports
Represented by

/s/ Nicolas NOTEBAERT

Nicolas NOTEBAERT
President

CONCESSOC 31
SHAREHOLDER LOAN AGREEMENT DATED DECEMBER 6 2022

CONCESSOC 31
Represented by

/s/ Rémi MAUMON DE LONGEVIALLE

Rémi MAUMON DE LONGEVIALLE
President